January 29, 2015

Mr. Matthew Crispino

Staff Attorney

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:                             UBIC, Inc.

Form 20-F for the Fiscal Year Ended March 31, 2014

Filed July 31, 2014

File No. 001-35884

Dear Mr. Cristino,

We are responding to the Staff’s verbal comment on January 22, 2015 relating to UBIC, Inc.’s (the “Company”) annual report on Form 20-F for the fiscal year ended March 31, 2014 filed on July 31, 2014 (the “Form 20-F”). In your comment, you noted that the Form 20-F did not include a signature page.

The Form 20-F was manually signed by Mr. Masahiro Morimoto, the Company’s Chief Executive Officer and Chairman of the Board. Due to a clerical error, the Edgarized version of the document inadvertently did not include the signed signature page. Please find attached to this letter a copy of the signature page of the Company’s Form 20-F that was signed by Mr. Morimoto. The Company will ensure that future filings include all required signature pages.

In connection with responding to this comment, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure of our filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Masahiro Morimoto

Masahiro Morimoto
Chief Executive Officer
and Chairman of the Board

SIGNATURES The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf. Date: July 31, 2014 UBIC, INC. By: Name: Masahiro Morimoto Title: Chief Executive Officer and Chairman of the Board